EVgo Inc.
11835 West Olympic Boulevard

Los Angeles, CA 90064
(877) 494-3833

July 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:       Katherine Bagley

Re:           EVgo Inc.

Form S-1 Registration Statement

File No. 333-258052

Dear Ms. Bagley:

EVgo Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-258052), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:30 pm (Eastern time) on Friday, July 30, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

EVgo Inc.

By:	/s/ Olga Shevorenkova
Name:	Olga Shevorenkova
Title:	Chief Financial Officer

cc:	Vinson & Elkins L.L.P.
E. Ramey Layne
Brenda Lenahan

[Signature Page to Acceleration Request]